CALEDONIA MINING CORPORATION	MARCH 29, 2012

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial position of Caledonia Mining Corporation ("Caledonia”) is for the fiscal year ended December 31, 2011 (the “Year”), the quarter ended December 31, 2011 (“Q4” or the “Quarter”), and the period ending March 29, 2012. It should be read in conjunction with the Consolidated Financial Statements as at December 31, 2011 which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Consolidated Financial Statements and related notes have been prepared using accounting policies consistent with IFRS. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles to IFRS is set out in Note 30 to these financial statements.

Note that all currency references in this document are to Canadian Dollars, unless otherwise stated.

Contents of the MD&A

1.	Forward-Looking Statements
2.	Overview
3.	Highlights
4.	Summary Financial Results
5.	Environmental Policy
6.	Operations at the Blanket Gold Mine, Zimbabwe
	6.1	Safety, Health and Environment
	6.2	Social Investment and Support for the Zimbabwean Economy
	6.3	Gold Production
	6.4	Operating Costs
	6.5	Underground
	6.6	Capital Projects
	6.7	Mineral Reserves and Resources
	6.8	Indigenisation
	6.9	Risks
	6.10	Opportunities
	6.11	Outlook
7.	Exploration and Project Development
	7.1	Base Metals: Nama Copper-Cobalt Project, Zambia
	7.2	Gold: Blanket Gold Mine, Zimbabwe
	7.3	Platinum Group Elements and Base Metals: Rooipoort (including Grasvally) and Mapochsgronde, South Africa
8.		Investing
9.		Financing
10.		Liquidity and Capital Resources
11.		Off-Balance Sheet Arrangements
12.		Related Party Transactions
13.		Critical Accounting Policies
14.		Securities Outstanding
15.		Controls
16.		Qualified Person

1.	FORWARD-LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward- looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves many assumptions, risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

2.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa. The Corporation’s primary assets are an operating gold mine in Zimbabwe (the “Blanket Mine”), a base metals exploration project in Zambia (the “Nama Property”) and two platinum and base metal (PGE) projects in South Africa (“Rooipoort and Mapochs”). Caledonia’s shares are listed on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on NASDAQ-OTCQX as “CALVF”.

3.	HIGHLIGHTS

Operational Highlights

•
Gold produced by the Blanket Mine in Zimbabwe in Q4 was 10,533oz, an 8.1% increase on the 9,743oz produced in third quarter of 2011 (the “preceding quarter”) and a 69% increase on the 6,227 oz produced in Q4 of 2010 (the “comparative quarter”). This was the seventh consecutive quarterly increase in production.

•	Total 2011 gold production increased by 102% to 35,826oz (2010: 17,707oz).

•
Average gold recovery in Q4 increased to 93.4% from 93.1% in the preceding quarter, and from 91.1% in the comparative quarter, reflecting the benefits from investment in improvements to the milling and Carbon-in-Leach (“CIL”) circuits.

•
Blanket’s cash operating costs in Q4 substantially reduced to US$521 per ounce of gold produced compared to US$583 in the preceding quarter and US$791 in the comparative quarter. Cash cost for the Year were US$581 per ounce compared to US$751 in 2010.

Financial Highlights

•
Gross profit (i.e. after depreciation and amortization but before administrative expenses) for Q4 was $9,012,000 compared to $9,364,000 in the preceding quarter and $3,345,000 in the comparative quarter.

•	Gross profit for the Year was increased by 358% to $29,115,000 (2010: $6,360,000).

•	Average price received per ounce of gold sold during Q4 was US$1,681 compared to US$1,737 in the preceding quarter and US$1,384 in the comparative quarter

•	Average price received per ounce of gold sold during 2011 was US$1,577 compared to US$1,273 in 2010.

•
Net profit after income taxes for 2011 was $12,130,000 compared to $1,455,000 in 2010. The 2011 net profit includes an impairment of $3,884,000 in respect of the Rooipoort PGE asset. Despite having applied for the renewal of the prospecting right, no formal right has been received and thus no funds have been allocated to this project.

•	Adjusted basic earnings per share for 2011 (after excluding the effect of the Rooipoort impairment and foreign exchange profits) was 3.14 cents per share – a fourteen-fold increase on 2010.

•	At December 31, 2011, the Corporation had cash and cash equivalents of $9,686,000 compared to $6,847,000 at September 30, 2011, and $ 1,145,000 at December 31, 2010.

•	Cash flow from operations in 2011 before capital investment was $17,428,000 (2010: $6,611,000).

•
During Q4 Blanket made payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$5,024,000 compared to US$3,847,000 in the preceding quarter, and US$761,000 in the comparative quarter. The total of such payments in 2011 was $13,614,000 (2010: $2,236,000).

Other Highlights

•
During 2011 Caledonia carried out a five-hole diamond drilling program on its wholly owned Nama copper-cobalt property in northern Zambia. On March 12, 2012. Caledonia announced the summary of the results of this 2011 exploration programme which has identified a new mineralised zone with a weighted average copper grade of 0.47%, a weighted average thickness of 41 metres and at a depth of 280 to 450 metres. A sufficiently large resource at shallow depth could provide the basis for a future open-pit mining operation. A further exploration programme will now commence comprising 8,400 metres of drilling.

•
On February 20, 2012, Caledonia announced it had signed a Memorandum of Understanding with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia has agreed that Indigenous Zimbabweans will acquire an effective 51% ownership interest of the Blanket Mine for a paid transactional value of US$30.09 million

4.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the Quarter and the Year ended December 31, 2011 and 2010.

Consolidated Statement of Comprehensive Income
(In thousands of Canadian dollars except per share amounts)
	For the 3 months				For the 12 months
	ended Dec 31				ended Dec 31
	2011		2010 (i)		2011		2010 (i)
	$		$		$		$
Revenue		15,972		7,418		55,705		22,388
Royalty		(723)		(310)		(2,514)		(825)
Production costs		(5,233)		(2,948)		(21,093)		(12,617)
Depreciation		(1,004)		(815)		(2,983)		(2,586)
Gross profit		9,012		3,345		29,115		6,360
Administrative expenses		(1,418)		(982)		(3,677)		(2,807)
Share-based payment expense		-		(354)		(1,101)		(354)
Foreign exchange gain/(loss)		143		132		303		359
Impairment		(3,884)		-		(3,884)		-
Other income/(expense)		(2)		(884)		-		(1,064)
Results from operating activities		3,851		1,257		20,756		2,494
Net finance income/(expense)		28		(19)		(162)		3
Profit before income tax		3,879		1,238		20,594		2,497
Income tax expense		(2,510)		(1,040)		(8,464)		(1,042)
Profit for the period		1,369		198		12,130		1,455
Other comprehensive (loss)/income		-		(45)		-		(45)
Revaluation of investments to fair value
Foreign currency translation differences for foreign		(812)		(1,145)		265		(1,404)
operations
Other comprehensive (loss)/income for the		(812)		(1,190)		265		(1,449)
period, net of income tax
Total comprehensive income for the period		557		(992)		12,395		6
Earnings per share (cents)		0.27		0.04		2.42		0.29
Basic
Diluted		0.25		0.04		2.38		0.29
Adjusted earnings per share (cents) (ii)		1.02		0.04		3.14		0.22
Basic
Diluted		0.94		0.04		3.08		0.22
Weighted average number of common shares		500,549		500,169		500,396		500,169
outstanding (thousands)
Basic
Diluted		543,089		500,169		509,880		500,169
(i)	A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles to IFRS is set out in Note 30 to the Consolidated Financial Statements.
(ii)	Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.
The adjusted EPS calculation for 2011 excludes the impairment and the foreign exchange profit, both of which are included in the calculation of EPS under IFRS.

Gross profit for the Q4 and the 2011 Year increased significantly compared to the comparative periods due to the combined effects of increased gold production, the higher realised gold price and the decrease in the costs of production. All of these factors contributed to an improvement in gross margin from 28% in 2010 to 52% in 2011.

Administrative expenses include initial expenses incurred in 2011 in respect of the commencement of the implementation of indigenisation at Blanket Mine of $326,000 (2010: nil). Other administrative expenses were $3,351,000 (2010: $2,807,000) which includes salaries and wages, directors fees, management contracts and legal and audit fees.

The full carrying value of the Rooipoort platinum property in South Africa ($3,884,000) has been impaired as, despite the timely application for the renewal of the prospecting rights, no rights have been issued. Caledonia will continue its efforts to secure renewed rights. An adjusted EPS has been calculated which excludes the effect of this impairment and the foreign exchange movement which is included in the calculation of EPS under IFRS.

The foreign currency translation difference shown in the Statement of Comprehensive Income is the unrealised profit or loss on the translation into Canadian dollars of subsidiary balance sheets which are not denominated in Canadian dollars.

The tax expense for 2011 increased to $8,464,000 from $1,042,000 in 2010 and comprises Zimbabwean income tax of $5,875,000 (2010: 1,042,000) and Zimbabwean withholding tax of $2,589,000 (2010: nil). The increase in income tax was a result of the higher profits at Blanket Mine assessable for Zimbabwean Income Tax. Withholding tax is payable in Zimbabwe on certain intra-group payments.

The table below sets out the consolidated statement of cash flows for the twelve months to December 31, 2011 and 2010.

Consolidated Statement of Cash Flows
(In thousands of Canadian dollars)
	For the 12 months ended Dec 31
	2011		2010
	$		$
Cash flows from operating activities
Profit for the period		12,130		1,455
Adjustments for:
Tax paid		(8,005)		(1)
Adj. to reconcile net cash from operations		16,648		4,210
Changes in non-cash working capital		(3,183)		950
Net interest paid		(162)		(3)
Cash flows provided from operations		17,428		6,611
Cash flows from investing activities		(8,528)		(7,304)
Property, plant and equipment additions
Proceeds on sale of investment		-		51
Net cash used in investing activities		(8,528)		(7,253)
Cash flows from financing activities		(317)		159
Bank overdraft increase/(decrease)
Proceeds from the issue of share capital		38		-
Net cash from (used in) financing activities		(279)		159
Net increase/(decrease) in cash and cash equivalents		8,621		(483)
Cash and cash equivalents at beginning of the year		1,145		1,622
Effect of exchange rate fluctuations on cash held		(80)		6
Cash and cash equivalents at year end		9,686		1,145

Cash generated by operations at the Blanket Mine increased substantially due to the higher gold production, the higher gold prices realised, and the reduced unit cash operating costs. Blanket’s working capital requirements increased because of the increase in operating production levels and particularly the required increase in inventories of consumables. Income tax payments increased as a result of the higher profits at Blanket Mine that were assessable for Zimbabwean Income Tax. Capital expenditure in the Year primarily relates to expenditure at Blanket Mine, where the investment in 2011 was $5,768,000 which was lower than the $6,706,000 invested in 2010 due to the completion of the No. 4 shaft expansion project in late 2010. The balance of capital expenditure relates mainly to the Nama Base Metal Exploration Project in Zambia where expenditure increased from $609,000 in 2010 to $2,709,000 in 2011. The increased expenditure at Nama reflects the five-hole deep-level drilling programme which was undertaken in 2011 and which identified a new copper-bearing mineralised zone.

The table below sets out the consolidated statement of Caledonia’s financial position at December 31, 2011 and 2010.

Consolidated Statements of Financial Position
(In thousands of Canadian dollars)	As at	Dec 31,	Dec 31,
		2011	2010 (i)
		$	$
Total non-current assets		34,248	31,983
Inventories		4,482	2,624
Prepayments		334	93
Trade and other receivables		3,652	2,314
Cash and cash equivalents		9,686	1,145
Total assets		52,402	38,159
Total non-current liabilities		7,822	7,050
Trade and other payables		3,841	3,882
Income tax liabilities		295	-
Bank overdraft		430	747
Total liabilities		12,388	11,679
Total Equity		40,014	26,480
Total equity and liabilities		52,402	38,159

(i)
A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles to IFRS is set out in Note 30 to the Consolidated Financial Statements.

The increased level of receivables reflects Blanket’s increased level of production and the higher price of gold. Trade and other receivables represent receivables due from Rand Refineries for gold sales and from the Zimbabwe Revenue Authority (“ZIMRA”) in respect of recoverable Value Added Tax (VAT). All of the receivables due from Rand Refineries were received before the end of January 2012. The VAT receivable is closely monitored and actively managed so as to ensure that it remains within acceptable parameters. The US$2.5 million unsecured bank overdraft facility held by Blanket Mine in Zimbabwe was drawn as to $430,000 at December 31, 2011. This overdraft facility, which expires in November 2012, is utilised from time to time to cover cash flow requirements.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS.

		Restated (1)
($000’s-except per share amounts)	Dec 31/11	Sept 30/11	June 30/11	Mar 31/11	Dec 31/10	Sept 30/10	June 30/10	Mar 31/10
Revenue from operations	15,972	16,517	11,990	11,226	7,418	6,331	4,154	4,458
Profit/ (loss) after tax from operations	1,369	6,126	2,840	1,795	198	736	411	110
Earnings per share – basic (cents)	0.27	1.23	0.58	0.38	0.04	0.15	0.08	0.02
Earnings per share - diluted (cents)	0.27	1.13	0.54	0.35	0.04	0.15	0.08	0.02
No of shares basic ‘000	500,549	500,549	500,313	500,169	500,169	500,169	500,169	500,169
No of shares diluted ‘000	509,880	543,089	542,853	542,709	503,472	503,472	500,169	500,169
(1)
These quarterly figures have been restated to reflect the results having used the same IFRS policies as adopted in the annual financial statements. There is no change to the quarterly eps for the 2011 quarters.

The effect of the transition to IFRS and the reconciliation from Canadian GAAP to IFRS can be seen in Note 30 of the Consolidated Financial Statements.

5.	ENVIRONMENTAL POLICY

Caledonia is committed to maintaining the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment. Caledonia and its subsidiaries operate under Caledonia’s Environmental Policy that encompasses the following:

•
Caledonia directs its employees and its subsidiary companies to conduct their exploration and operational activities in a professional, environmentally responsible manner, in compliance with or above  the  standards  of  all  applicable  legislation  and  policies  in  the  jurisdictions  in  which  they undertake business.

•
Caledonia liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of the Caledonia’s activities in relation to environmental protection.

•
Caledonia is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

•
Caledonia, on a regular basis, monitors its environmental protection management programs to ensure their compliance at or above the standards of applicable national and international regulatory requirements.

It is the responsibility of all the employees and management of Caledonia and its subsidiaries to carry out their employment activities in accordance with this code of practice. Operational line management personnel have the direct responsibility for regular environmental protection management.

6.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

The primary objective of the Blanket Mine for Q4 was to maintain the momentum achieved in previous quarters and to achieve the target rate of 10,000 ounces of gold production whilst reducing the cost per ounce of gold produced. Both of these objectives were achieved: gold production in the Quarter was 10,533 ounces and cash costs of gold produced were further reduced from US$583/oz in the preceding quarter to US$521/oz in the Quarter.

6. 1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the three months and twelve months to December 31, 2011 and 2010.

Blanket Mine Safety Statistics
	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2011	2010	2011	2010
Lost time injury	1	0	4	0
Occupational illness	0	0	1	1
Medical aid	2	4	8	8
Restricted work activity	8	2	25	13
First aid	1	0	17	14
Total	12	6	55	37
Incidents	15	14	39	53
Near misses	1	6	15	34
Disability Injury Frequency Rate (i)	0.31	0.00	0.40	0.09
Total Injury Incident Rate (ii)	3.43	2.11	3.01	1.97
Total Injury Frequency Rate (iii)	3.74	2.10	4.36	3.32
Disabling Injury Frequency Rate (iv)	13.42	0.00	7.53	3.50
Man-hours worked	641,002	566,459	2,522,940	2,227,567
i.	A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
ii.	A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked.
This includes accidents that could have caused injuries.
iii.	A measurement of all reportable injuries multiplied by 200,000 man-hours worked.
iv.	A measurement of the total number of shifts lost multiplied by 200,000 per total number of man-hours worked.

A total of 9,148,186 man-hours have been worked since the last fatality.

During the Quarter, 16 new employees, 27 permanent employees returning from leave, 61 casual workers, 42 contractors, one student attachment and two changes between departments, all received training on various tasks applicable to their particular employment. One learner miner was tested for the full blasting certificate and passed and 30 mine employees were trained in the use and handling of hazardous substances.

Overall in 2011, Blanket’s accident record is excellent considering the considerable amounts of underground and surface capital works during the last two years. The increase in ‘lost-time’ injuries in 2011 is receiving close attention from management and will give rise to further training.

There were no adverse environmental issues during the Quarter. Water sampling results from the 14 monitoring holes downstream of the tailing dams continue to verify satisfactory environmental controls.

Blanket’s Occupational, Safety and Health (“OSH”) policy and procedures have been audited by the National Social Security Authority (the “NSSA”). The NSSA is a public institution in Zimbabwe and was established as an initiative of the Government of Zimbabwe with the objective of introducing social protection to Zimbabwean workers and their families. The NSSA audit covered inter alia, Blanket’s OSH policies, procedures, mine-training and management systems. Based on this audit, at the end of October 2011 Blanket was awarded the gold medal in the Mining and Quarrying sector in Matabeleland and a bronze medal across all industrial sectors in Zimbabwe.

6.2	Social Investment and Support for the Zimbabwean Economy

During Q4, Blanket Mine spent approximately US$27,000 on community and social investment projects (US$26,000 in the three months to September 30, 2011) which are not directly related to the operation of the mine or the welfare of Blanket Mine’s employees. The total expenditure in 2011 on community and social investment projects was approximately US$306,000.

During the Quarter, Blanket Mine made payments to the Zimbabwean Government and its agencies totalling US$5,024,000 (US$3,847,000 in the preceding quarter; US$761,000 in the comparative quarter) in respect of mining royalties, taxes and other non-taxation charges. The total of such payments in 2011 was US$13,614,000 (2010: US$2,236,000).

Blanket Mine made payments to the Zimbabwe Electricity Supply Agency (“ZESA”) in the Quarter totalling US$1,314,000 of which US$478,000 represents the premium paid to secure a reasonably reliable electricity supply. Total payments to ZESA in 2011 were US$5,166,000 (2010: US$1,902,000) of which US$1,914,000 represents the premium to secure an improved supply (2010: US$224,000). Blanket Mine procures approximately 56% of its equipment and consumable supplies and services from within Zimbabwe and total expenditure in this regard was US$7.9 million for the year  to  December  31,  2011  (2010: US$4.6 million).

6.3	Gold Production

Gold produced in Q4 was 10,533oz, an 8.1% increase on the 9,743oz produced in the preceding quarter and a 69% increase on the 6,227oz produced in the comparative quarter. This was the seventh consecutive quarterly increase in gold production. Total gold production in 2011 was 35,826oz, a 102% increase over the annual gold production in 2010 of 17,707oz.
The tonnes milled, average mill feed grades, plant gold recovery and gold produced during January and February 2012, the whole 2011 year, the fourth quarter of 2011 and the preceding four quarters are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t)	Gold Recovery	Gold Produced (oz)	Average sales price per ounce of gold sold (US$/oz)
February	2012	26,206	3.71	93.1%	2,914	1,734
January	2012	27,410	3.30	92.8%	2,695	1,675
TOTAL 2011	2011	298,759	4.01	92.9%	35,826	1,577
Fourth quarter	2011	90,967	3.86	93.4%	10,533	1,681
Third quarter	2011	85,442	3.81	93.1%	9,743	1,740
Second quarter	2011	60,913	4.52	92.9%	8,226	1,512
First quarter	2011	61,437	4.02	92.2%	7,322	1,397
TOTAL 2010	2010	153,500	3.90	92.0%	17,707	1,273

Gold production during Q4 was higher than in previous quarters reflecting the higher mined tonnages which resulted from improved efficiencies in the underground operations and improvement in the ore transportation on the 630 and 750 levels. This resulted from the completion in the preceding quarters of the raise-bored ore pass between these major ore transporting levels, improvements to the track condition of the main underground haulages and maintenance of underground ore production and transport equipment.

The gold head grade in the Quarter was 3.86g/t which was consistent with the mine plan for the Quarter; the grade achieved in 2011 was 4.01g/t Au, which was somewhat better than the planned grade of 3.85g/t Au. The reduction in gold grades during 2011, which has continued into early 2012, is the result of a combination of factors which include: the mining of lower grade areas which are commercially viable at the prevailing gold price; the more widespread use of long-hole mining which, whilst allowing increased mining tonnages, has an adverse effect on grade control; and the incidence of some faulting at AR South which had an adverse effect on realised grades.

Plant recoveries showed a further improvement during the Quarter being 93.4% compared to a target of 91.0%. This is due to improvements made in the crushing and carbon-in-leach (CIL) sections earlier in the year. The two new gyratory crushers and the associated triple-deck crushed ore sizing screen continued to operate well and are capable of providing adequate sized crushed ore for the mill feed at a rate well in excess of the targeted 1,000 tonnes per day (tpd). The improved consistency of smaller product ore size delivered to the mills contributed to an improvement in gravity gold recovery circuit.

The CIL plant improvements included new agitator gearboxes and mixers, and the installation of an automated cyanide leach-reagent dosing and control system.

Power availability in the Quarter remained reasonably stable although as anticipated, ZESA was unable to maintain a completely uninterrupted supply. The power loss for the Year was significantly lower at 120.5 hours compared to 1,718 hours during 2010. The standby generators operated as designed for 63.7 hours during the Quarter and allowed full operations to continue during the ZESA power interruptions to normal electricity supply.

As advised previously, essential maintenance work on the No. 4 Shaft and head structure had an adverse effect on production during January and February 2012. However, this work will allow for increased hoisting speeds which will be required to allow increased future production if sufficient ore can be made available from the Blanket underground. This No. 4 shaft work had largely been completed by early March and production in March was approximately 3,600 ounces of gold. Mine production tonnages and gold production thereafter have now improved to the level required to reach the targeted gold production of 40,000oz for 2012.

6.4	Operating costs

The operating cash costs per ounce of gold produced during the Quarter and the preceding four quarters are set out in the table below.

Blanket Mine Cash Operating Costs per Ounce of Gold Produced – All in US$’000s
	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Year 2011
Labour	253	208	175	157	132	164
Consumables	280	247	212	234	210	227
Electricity (incl. diesel)	107	145	154	155	138	148
Other admin costs	69	48	44	37	41	42
Total US$ cost/oz gold produced	709	648	585	583	521	581
Gold ounces produced	6,235	7322	8,226	9,743	10,533	35,826

The average cost per ounce of gold produced decreased from US$583/oz in the preceding quarter to US$521/oz. The average cost per ounce of gold produced decreased from US$751 in 2010 to US$581 in 2011.

The labour component of cash costs continued to fall consistently throughout the year due to the increased gold production which outweighed the effect of the arbitrated increase in 2011 pay rates.  The appeal by the

Chamber of Mines against the arbitration increase for 2011 is still outstanding. Blanket had approximately 845 employees at the end of 2011.

Consumables are the largest component of cash costs. The consumable materials cost per tonne processed decreased by 8.6% from $26.62/t in the preceding quarter to $24.34/t due to improved operating efficiency and a slight devaluation of the South African Rand against the US Dollar. The consumable cost per ounce of gold produced decreased by 10% from $234/oz to $210/oz and reflects the effect of the higher head grade and improved recoveries during the Quarter, in addition to the benefit of the reduced consumable cost per tonne processed.

The electricity component of cash costs fell by 11% reflecting the increase in gold production and a slight reduction in the actual electricity charge for the Quarter as a result of reduced electricity consumption over the Christmas holiday period. Electricity supplied by ZESA, although expensive, is still considerably cheaper than the cost of electricity generated by the mine’s standby diesel generators.

6.5	Underground

The AR South ore body above 18 Level (630m below surface datum) remains the most productive mining area and provided 30% of the total ore mined during the Quarter. Production from this area benefitted from the completion in the preceding quarter of the new ore pass which meant that ore could now be moved from the draw points on 18 Level to the 18 Level grizzlies and dropped directly via the new ore pass onto the 22 Level grizzlies feeding the ore bins above the crushing station and automated skip loading system. The more widespread use of long-hole drilling has increased mining productivity, but at the expense of a marginal dilution in achieved grade.

Production from AR South between 22 Level and 18 Level provided approximately 21% of production in the Quarter. Long-hole drilling was successfully introduced to this area and has resulted in increased production albeit with some associated grade dilution which has been exacerbated by some faulting in the current mining areas. It is anticipated, however, that the planned delivered ore grades will be achieved during the remainder of 2012.

The balance of mining production (approximately 49%) came from the AR Main, Blanket, Lima and Eroica ore bodies.

The main development activities include:

•	Extension of the 14 Level haulage (510m below surface datum) to link the Eroica and Lima ore bodies to provide access to resources at Lima between 510m and 230m;
•	Development at Eroica to open the resource block between 630m and 510m; and
•	Development at AR Main to provide access between 630m and 510m.
•	An existing crosscut on 18 Level has been refurbished and equipped and will now be used to carry out resource drilling below 750m pending further development of the Level 22 Haulage.

Management is confident that the development work outlined above and the recent and continuing improvements to the underground haulages and other infrastructure will allow mine production to be sustained at the average target rate of 1,000 tonnes per day.

6.6	Capital Projects

750m AR –  Lima

Haulage
The 22 Level Haulage Extension Project will link the Blanket and Lima ore bodies on 22 Level and will also allow for the further down-dip exploration of the Blanket Mine’s known ore bodies. Crosscuts (side tunnels) will be mined from the 18 and 22 Level Haulages to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes. If this exploration is successful, this haulage will also allow for the rapid commencement of mining in any new mining areas defined. Work was temporarily suspended in the Quarter to maximise ore production while maintenance work was underway on the No. 4 Shaft. Work on this project recommenced in early March 2012.

It is planned that all of the work on the 22 Level Haulage Extension Project and its associated crosscuts will be carried out simultaneously with normal mining production with its completion anticipated for the end of 2013. It is planned that the underground exploration drilling of the ore zones below 750m Level, which will be undertaken from the completed crosscuts, will continue into 2014.

The budgeted cost of the 22 Level Haulage Extension Project utilizing internal resources is about US$900 per metre advanced and equipped. The estimated capital cost for the planned 2,400 metres of development will be approximately US$2.16 million, which will be funded from internal cash flows.

6.7	Mineral Reserves and Resources

An independent mineral reserve and resource report for the Blanket Mine calculated as at 31st December 2010 was prepared by The MSA Group, as the independent qualified person, in compliance with Canadian National Instrument 43-101, and was published during the second quarter of 2011. Further NI 43-101 reports are expected to be issued from time to time in order to disclose the results of ongoing operations and exploration work.

MINERAL RESERVES as at December 31, 2010 (based on a Gold Price of US$1,100/oz)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz)
Proven Ore
Total Proven Ore including Pillars*	1,326,100	4.02	171,400
Probable Ore
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Ore	3,839,800	3.78	467,200
MINERAL RESOURCES (based on a Gold Price of US$1,100/oz)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz)
Indicated	510,000	3.79	62,100
Inferred	2,408,200	5.01	**
Note * Pillar tonnages are discounted by 50% Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

Mr. Mike Robertson, Pr. Sci. Nat., and Mr. Bruno Bvirakare, Pr. Sci. Nat., both consultants with The MSA Group are the “Independent Qualified Persons” for Blanket’s reserves and resources as required  by National Instrument 43-101 of the Canadian Securities Administrators.

Since the calculation of the above December 31, 2010, figures the Corporation has mined 298,758 tonnes with an average gold grade of 4.01 grams per tonne from within the reserves and resource figures set out above to produce 35,826 ounces of gold at a recovery of 92.9%. Management of Blanket Mine has concluded that on-going work and exploration on the property has resulted in the establishment of replacement reserves and resources. An updated internal calculation of Blanket’s reserves and resources as at December 31st 2011 has been prepared by Blanket’s Technical Department following the standards and procedures required by NI 43-101 and the results are presented in the following table.

MINERAL RESERVES as at December 31, 2011 (based on a Gold Price of US$1,500/oz)
Classification	Tonnes	Grade(Au g/t)	Gold Content (oz)
Proven Ore
Total Proven Ore including pillars*	1,495,000	3.86	185,500
Probable Ore
Operating and Development Areas	2,234,000	3.79	272,200
Total Proven + Probable Ore	3,729,000	3.82	457,700
MINERAL RESOURCES (based on a Gold Price of US$1,500/oz)
Classification	Tonnes	Grade(Au g/t)	Gold Content ounces
Indicated	454,000	3.82	55,700
Inferred	2,344,000	5.28	**
Note * Pillar tonnages are discounted by 50% Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

Relative to the previous and independent estimate of reserves and resources as at December 2010, the Reserves have decreased by 2.0% in terms of contained gold. Resources expressed in terms of tonnage have declined by 4.1% over the same period.

6.8	Indigenisation

In 2008 the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007 (“Act”) that stipulated that 51% ownership of all companies had to reside in the hands of Indigenous Zimbabwean citizens.

On February 20, 2012, Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia has agreed that Indigenous Zimbabweans will acquire an effective 51% ownership interest of the Blanket Mine for a paid transactional value of US$30.09 million on the following basis:

•	16% will be sold to the National Indigenisation and Economic Empowerment Fund;
•	10% will be sold to a Management and Employee Trust for the benefit of the present and future managers and employees of Blanket;
•	15% will be sold to identified Indigenous Zimbabweans; and
•	10% will be donated to the Blanket Gwanda Community Trust. Blanket will also make a non- refundable donation of US$1.0 million to the Trust as soon as it has been established.

Caledonia will facilitate the vendor funding of these transactions (other than the 10% interest which will be donated to the Community Trust) which will be repaid by way of future dividends from Blanket.

Caledonia has undertaken to complete the implementation of all the components of the indigenisation transaction as soon as possible. The Government of Zimbabwe has agreed that implementation of the terms of the MoU will constitute full compliance by Blanket and Caledonia with the requirements of the Act.

Further details of the MoU are subject to a confidentiality agreement.

Management hope that Blanket and Caledonia can rapidly implement the Indigenisation agreement and work with Blanket’s new shareholders in further progressing operations at Blanket for the benefit of all stakeholders.

6.9	Risks

Risks such as interest rate and credit risks are considered in note 24 to the Consolidated Financial Statements. Risks relating to Blanket Mine, in addition to the normal risks associated with mining operations (e.g. production, commodity prices etc.) are identified as set out below.

•
Increasing costs and taxes: Blanket and the other Zimbabwean miners continue to experience significant upward cost pressures from labour, the state-owned electricity supplier, and from local and national government for levies, fees, royalties and other direct and indirect taxes.

•
Illegal mining: During the 4th Quarter there has been an increase in illegal mining activities at surface on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment.

•
Succession planning: the limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.

•
Regulatory uncertainty: Blankets existing licences and permits are in good standing. However, in the context of political uncertainty and the lack of administrative transparency in Zimbabwe, there is the risk that licences and permits may be revoked or not renewed.

•
Reserve replacement: as is normal, exploration activities at Blanket may not identify sufficient resources of an adequate grade and metallurgical composition to replace ore which has been depleted by mining activities. Blanket has embarked on development and exploration programmes as set out in sections 6.7 (Lima Haulage) and 6.5.

6.10	Opportunities

•
Indigenisation:  following the implementation of the indigenisation agreement set out in 6.8, Blanket, as a fully indigenised entity and with new strategic indigenous shareholders, may be able to take advantage of growth opportunities that could arise.

•	Increased production: Blanket’s existing reserves and resources could support a further increase in production provided the necessary investments in the resource development can be made.

•
Surplus capacity: The mine currently has a daily average mining capacity of over 1,000 tonnes per day; the crushing and milling plant has the capacity to process approximately 1,800 tonnes of ore per day and the CIL plant has capacity of 3,800 tonnes per day. Any increased production arising from increased mining throughput could therefore be processed with little or no capital investment and incurring only consumable costs to treat any increased throughput.

•
Exploration success: Blanket’s main exploration objectives are the 22 Level Haulage Project and the related exploration of the down-dip extensions of the known ore bodies and the satellite exploration projects at GG and the Mascot Project Area. Depending on future exploration success, Blanket may be able to increase its production levels.

6.11	Outlook

Blanket has achieved its annualized targeted production rate of 40,000 ounces per annum, which  is expected to be sustained as a result of the 2011 improvements in the underground handling systems and ongoing mine development. Essential maintenance work on the No. 4 Shaft and Headgear Structure in early 2012 had a temporary and minor effect on production during that period. Increased hoisting speeds are now possible and these are required to allow increased future production if sufficient ore can be made available from the Blanket underground.

The surplus capacity of the Blanket crushing and milling plant enables it to immediately treat additional feed material from the Blanket underground and from the GG and Mascot Project Area mines if the planned exploration/development work is successful.

There is significant upward pressure on costs, taxes and regulatory fees in Zimbabwe. Nevertheless, Blanket has surplus capacity at the metallurgical plant and is sufficiently cash generative that it can invest in projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced.

7	EXPLORATION AND PROJECT DEVELOPMENT

7.1	Base Metals: Nama Copper-Cobalt Project, Zambia

Caledonia holds four, contiguous large scale mining licenses covering approximately 800 square kilometres on the Zambian Copperbelt. The northern boundary of Caledonia’s licenced area is the Democratic Republic of Congo (“DRC”) border and the eastern boundary abuts the licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine is currently under construction.

Prior to the 2011 programme, exploration activities had defined three main styles of mineralization in the Nama Licence area:
a)	“A-type” cobalt oxide mineralisation;
b)	“D-type’ iron oxide bodies which are mostly enriched in Cobalt; and

c)
Copper dominated ore shale hosted copper-cobalt mineralisation, commonly observed elsewhere in the Copperbelt and which is being exploited by neighbouring mines to the east and south of the Nama Licence Areas.

2011 Exploration Programme
The 2010 exploration programme identified two resource targets at Nama (being “Konkola East” and “Kafwira”) which were characterised as belonging to the ore shale-hosted copper-cobalt style of mineralisation.  The 2011 programme was focussed initially on Konkola East where a four-hole diamond rilling programme was carried out with the primary objective of confirming the existence of the Ore Shale member of the Copperbelt stratigraphy.   The results of this programme confirmed the existence of Ore hale in all holes. The Ore Shale intersection in holes 1 and 2 was found at depths and copper grades that do not merit further exploration at this stage.

Evaluation of the drill core extracted from holes 3 and 4 identified a zone of mineralisation which occurs at considerably shallower depths than the Ore Shale and does not occupy a specific stratigraphic layer as would be expected. Assays of the mineralised zones identified in holes 3 and 4 were sufficiently encouraging to warrant a fifth hole that was drilled in late 2011 and which also intersected the newly identified mineralised zone.

Preliminary Evaluation of the Results of the 2011 Drilling Programme
The new mineralised zone identified in holes 3, 4 and 5 is considered to be a contiguous zone. The assay results for the three intersections have a weighted average of 0.47% copper over a weighted average width of 41 metres at depths between 280 and 450 metres. Holes 3 and 4 are approximately 1,650 metres apart representing a minimum strike length of the mineralisation. The interpreted structure of the mineralised zone suggests that the zone may extend to surface within the Nama Licence.

Although the copper grades of the newly identified zone are lower than existing mines in the region, the zone is relatively shallow and the ore mineralogy is essentially chalcopyrite, a mineral which is readily recoverable by flotation that is recognized as a relatively low-cost metallurgical process.

2012 Exploration Programme

Caledonia’s Board has reviewed the results of the 2011 exploration programme and the recommendations of management. Caledonia believes that it should focus on the Konkola prospect and accordingly, it has approved an exploration programme for Nama in 2012 which has the following objectives:
•
Phase 1: Drilling of additional relatively-shallow holes comprising approximately a total 2,400 metres with the objective of identifying a continuation of the newly discovered mineralized zone towards surface. This phase of the exploration programme is expected to start as soon as ground/weather conditions permit and results of this work are expected 4 to 5 months thereafter.

•
Phase 2: Drilling of additional deeper holes comprising approximately a total of 6,000 metres with the objective of identifying the nature of a deeper continuation of the above mineralised zone. This work will take place after completion of Phase 1 and is expected to take approximately 8 to 10 months.

•
Phase 3: Provided the results of the Phase 1 programme are positive, a further shallow hole drilling programme focussed on delineating and evaluating resources compliant with NI 43-101 will be presented to the Caledonia Board for approval prior to possible commencement. This Phase may commence during Phase 2 activities.

Substantial additional exploration work may be required in future years to arrive at a NI 43-101 compliant resource estimate at Nama.

7.2	Gold: Blanket Gold Mine, Zimbabwe

The Corporation’s primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in section 6.6 (Lima Haulage). Other than at Blanket Mine itself, Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering an area of about 2,500 hectares. Blanket’s main exploration efforts on its satellite properties are focused at this stage on the GG prospect and the Mascot Project Area which are believed to have the greatest potential of success and which are both within an economic trucking distance of the Blanket plant.

Drilling programs were carried out at GG over the past eight years. Seventeen diamond-cored holes were drilled amounting to 4,751 metres of drilling. Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200m, each with a strike length of approximately 150 metres. A prospect shaft will be sunk down to a depth of 140 metres and underground development is planned at the 60m and 120m levels to expose the extent of the mineralization. During 2011 work was suspended pending ZESA’s connection of the project to the electricity grid. This connection was delayed due to ZESA’s inability to fund the equipment required for the connection. Blanket has now purchased the required equipment and provided financial assistance to ZESA so that it can complete the construction of this connection. ZESA expects to complete the GG sub-station by the end of the first quarter of 2012. In order to accelerate this project a shaft-sinking contractor has been appointed and a camp is currently being built to accommodate its staff. As soon as the ZESA connection is installed, the deepening of the existing prospect shaft can continue and underground development on the first and second levels will commence to expose the extent of the mineralization and to facilitate its evaluation, sampling and mine planning. Depending on the successful outcome of exploration work and mining development, it is intended that economic ore extracted would be trucked approximately 7km to the Blanket plant for processing.

The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) which extend down to various depths of up to 450 metres. These shafts and other infrastructure are in need of extensive rehabilitation. Production at these shafts ceased decades ago due to a combination of political difficulties and the limitations of the technology that was then available. Blanket Mine Management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably for a period of time, and not just at the prevailing high gold price. Priority has been given to the rehabilitation and installation of infrastructure at Mascot and Eagle Vulture shafts. Work at Eagle Vulture has continued during the Quarter with one development crew. Work at Mascot was suspended due to the lack of a connection to the electricity grid.  Blanket has now purchased the required equipment and provided financial assistance to ZESA so that it can complete the construction of this connection. Work on this connection has now commenced and ZESA expects to complete this work by the end of the first quarter of 2012. Depending on the outcome of exploration work, it is intended that economic ore would be trucked a distance of approximately 40 km to the Blanket Mine plant for processing.

The Blanket Mine metallurgical plant has existing surplus treatment capacity and could immediately handle up to an additional 800 tonnes per day of ore without any further capital investment nor increased overheads.

7.3	Platinum Group Elements and Base Metals: Rooipoort and Mapochsgronde (including Grasvally), South Africa

An application in terms of the provisions of the applicable Act remains in progress to treat the five adjoining prospecting rights at Rooipoort as a single right and to extend the period of this consolidated right for a further three years. The prospecting rights granted to the Corporation to prospect for Platinum Group Elements (PGE’s) on the major portions of the Mapochsgronde tribal trust land are currently in the process of registration. A further application has been made for an adjoining property to the north of the rights granted above. The Corporation awaits the grant of the prospecting right.

Activities at Rooipoort/Mapochs properties were suspended during 2010 due to the lack of progress on the part of the South African Department of Mineral Resources (“DMR”) in registering the licence areas in the names of Caledonia’s local subsidiaries. This has now been completed but work remains suspended until the prospecting right renewals have been granted.

The full carrying value of the Rooipoort platinum property in South Africa ($3,884,000) has been impaired as, despite the timely application for the renewal of the prospecting rights, no rights have been issued. Caledonia requires security of tenure before it can commit to further investment at these properties. As a consequence of the delay in the receipt of the valid rights, no funding has been allocated to this project for the foreseeable future. Notwithstanding this impairment, Caledonia will continue its efforts to secure new prospecting rights following which, Caledonia can progress its exploration activities.

8.	INVESTING

During the Quarter Caledonia invested $1,017,000 ($2,716,000 – 2010) in property, plant and equipment including mineral properties.  Of the amount invested $859,000 ($145,000 – 2010) was spent at Nama and $108,000 ($2,868,000 – 2010) at Blanket.

9.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. No equity fundraising took place in 2011 and none is currently planned. Blanket’s unsecured US$2.5 million loan facility in Zimbabwe has been renewed until November 2012 at an interest at 8% above the 30-day LIBOR rate. It is unsecured, is renewable and repayable on demand.

10.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2011, Caledonia had a working capital surplus of $13,588,000 ($1,547,000 as at December 30, 2010). As of December 31, 2011, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated present value cost of $1,785,000 (2010: $1,899,000).  The South African rehabilitation trust held $188,000 on cash deposit as at December 31, 2011.

11.	OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

12.	RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions:

	2011	2010
	$’000	$’000
Management fees, bonuses and expense allowances paid or accrued to a company which provides the services of the Corporation’s President	588	552
Rent paid to a company owned by members of the President’s family	48	49
Legal fees paid to a law firm where a Director is a partner	97	58
Other fees paid to Directors	-	nil
Fees, allowances and interest paid to the past Chairman of the Board	-	38

During June 2011 the Corporation’s President subscribed for a private placement for 380,000 common shares for a cash consideration of $34,000.

13.	CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, share based payments, functional currency determination and future tax liabilities. As significant impairment provisions have already been made against certain assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia. The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago. The asset retirement obligations estimation for Blanket was last carried out in 2005 and consultants will be contracted to update this obligation in 2012. The estimations are accreted annually at rates between 1.96 and 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations.

13.1.	Adoption of Accounting Standards and Pronouncements under IFRS

These are the Corporation’s first annual financial statements prepared under IFRS and they include full disclosure of its new IFRS policies in Note 3 to these financial statements. These financial statements also include reconciliations of the previously disclosed comparative periods financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) to IFRS as set out in Note 30.

The most significant effect of the transition to IFRS is the increase in the carrying value of the property, plant and equipment at the transition date. The increase in property, plant and equipment values is mainly attributable to the inclusion of the Blanket Mine property, plant and equipment at their IFRS deemed cost which resulted in an increase of $12,915,000. The increase in the deemed cost for Blanket Mine also resulted in an annual increase in the depreciation charge of approximately $2,000,000.

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective. Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

Standard/Interpretation		Effective date
IFRS 7 amendment	Disclosures – Transfers of Financial Assets	Annual periods beginning on or after July 1, 2011
IFRS 9	Financial Instruments	Annual periods beginning on or after January 1, 2015
IFRS 10	Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013
IFRS 11	Joint Arrangements	Annual periods beginning on or after January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	Annual periods beginning on or after January 1, 2013
IFRS 13	Fair Value Measurement	Annual periods beginning on or after January 1, 2013
IAS 1 amendment	Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income	Annual periods beginning on or after July 1, 2012

The assessment of the impact of the above Standards and Interpretations is as follows:

Amendment to IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 will be adopted by Caledonia Mining Corporation for the first time for its financial reporting period ending December 31, 2012.
In terms of the amendments, additional disclosure will be provided regarding transfers of financial assets that are:

•	Not derecognised in their entirety and

•	Derecognised in their entirety but for which Caledonia Mining retains continuing involvement.

To the extent that Caledonia Mining concludes transactions which involve transfer of its financial assets, it will comply with the required disclosures.

IFRS 9 Financial Instruments

IFRS 9 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2015. The standard will be applied retrospectively, subject to transitional provisions.

IFRS 9 addresses the measurement and classification of financial liabilities and will replace the relevant sections of IAS 39.
Under IFRS 9, the classification and measurement requirements of financial liabilities are the same as per

IAS 39, except for the following two aspects:

•
fair value changes for financial liabilities (other than financial guarantees and loan commitments) designated at fair value through profit or loss that are attributable to the changes in the credit risk of the liability will be presented in other comprehensive income (OCI). The remaining amount of the fair value change is recognised in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. The determination as to whether such presentation would create or enlarge an accounting mismatch is made on initial recognition and is not subsequently reassessed.

•	Under IFRS 9 (2010) derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured, are measured at fair value.

IFRS 9 incorporates, the guidance in IAS 39 dealing with fair value measurement and accounting for derivatives embedded in a host contract that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives.

IFRS 9 may impact the current classification of financial assets from amortised cost to fair value. The current classification of financial liabilities is not expected to be impacted.

IFRS 10 Consolidated Financial Statements

IFRS 10 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2013. The standard will be applied retrospectively if there is a change in the control conclusion between IAS 27/SIC 12 and IFRS 10.

IFRS 10 introduces a single control model to assess whether an investee should be consolidated. This control model requires entities to perform the following in determining whether control exists:

•	identify how decisions about the relevant activities are made,

•	assess whether the entity has power over the relevant activities by considering only the entity’s substantive rights,

•	assess whether the entity is exposed to variability in returns, and

•	assess whether the entity is able to use its power over the investee to affect returns for its own benefit.

Control should be assessed on a continuous basis and should be reassessed as facts and circumstances change.

IFRS 10 may result in certain subsidiaries no longer being consolidated or others to be consolidated under the new requirements.

IFRS 11 Joint Arrangements

IFRS 11, Joint Arrangements, establishes principles for financial reporting by parties to a joint arrangement. The IFRS is to be applied by all entities that are a party to a joint arrangement. It provides a new definition of joint arrangement focusing on the rights and obligations of the arrangement, rather than its legal form. The IFRS defines joint control as the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (i.e. activities that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. IFRS 11 classifies joint arrangements into two types—joint operations and joint ventures, defines the two types, and requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations arising from the arrangement. IFRS 11 addresses the inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in  jointly controlled entities. IFRS 11 supersedes IAS 21 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2013.

IFRS 12 combines, in a single standard, the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities.
The required disclosures aim to provide information to enable user to evaluate:

•	the nature of, and risks associated with, an entity’s interests in other entities, and

•
the effects of those interests on the entity’s financial position, financial performance and cash flows. The adoption of the new standard will increase the level of disclosure provided for the entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

IFRS 13 Fair Value Measurement

IFRS 13 will be adopted by Caledonia for the first time for its financial reporting period ending December 31, 2013. The standard will be applied prospectively and comparatives will not be restated.

IFRS 13 introduces a single source of guidance on fair value measurement for both financial and non- financial assets and liabilities by defining fair value, establishing a framework for measuring fair value and setting out disclosures requirements for fair value measurements. The key principles in IFRS 13 are as follows:

•	fair value is an exit price

•	measurement considers characteristics of the asset or liability and not entity-specific characteristics

•	measurement assumes a transaction in the entity’s principle (or most advantageous) market between market participants

•	price is not adjusted for transaction costs

•	measurement maximises the use of relevant observable inputs and minimises the use of unobservable inputs

•	the three-level fair value hierarchy is extended to all fair value measurements

Currently the impact on the financial statements for Caledonia is expected to be minimal as Caledonia Mining only has limited items measured at fair value.

Amendment to IAS 1 Presentation of Financial Statements

The amendment to IAS 1 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2013. The company will present those items of other comprehensive income that may be reclassified to profit or loss in the future separately from those that would never be reclassified to profit or loss. The related tax effects for the two sub-categories will be shown separately. This is a change in presentation and will have no impact on the recognition or measurement of items in the financial statements. This amendment will be applied retrospectively and the comparative information will be restated. Additional amendments are of a presentation nature and will not have a significant impact on the Company’s financial statements.

14.	SECURITIES OUTSTANDING

As at March 29, 2012 the following securities were outstanding:
(1)	500,549,280 common shares issued;
(2)	Options outstanding are as follows:

Number of Options	Exercise Price	Expiry Date
$
9,450,000	0.07	April 24, 2012
1,300,000	0.07	May 31, 2012
13,320,000	0.07	March 18,2013
1,000,000	0.07	July 1, 2013
210,000	0.07	April 29, 2014
500,000	0.07	Mar 23, 2014
16,460,000	0.13	Jan 31, 2016
300,000	0.07	May 11, 2016
42,540,000	0.093

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 7,514,928 shares.

15.	CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior Management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2011, as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation previously engaged independent consultants in 2010 to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework. Prior to this engagement, Management concluded that the following disclosable material  weaknesses existed and still exist as at December 31, 2011.

Segregation of duties

Due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved. This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis. The result is that the Corporation was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements are presented fairly in all material respects. The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potentially significant errors.

Additional accounting staff have been recruited to the Corporation’s Africa office in Johannesburg and the Blanket Mine in Zimbabwe. This has improved but not entirely eliminated the deficiency in the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff to correct segregation of duties weakness and excessive workloads need to be addressed at this time. There have been no changes in the Corporation’s internal controls over financial reporting since the year ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis. The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements. All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

16.	QUALIFIED PERSON

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.